ASX RELEASE I March 2, 2021 I ASX:PLL; NASDAQ:PLL

RESULTS OF FIRST COURT HEARING

•	Supreme Court of Western Australia approves the despatch of the Scheme Booklet
•	Independent expert concludes the Scheme is in the best interests of Piedmont shareholders
•	Piedmont's directors unanimously recommend that shareholders vote in favour of the Scheme

Piedmont Lithium Limited (ASX:PLL, NASDAQ:PLL) (Piedmont or Company) is pleased to provide the following update on the status of its proposed re-domiciliation from Australia to the United States via a Scheme of Arrangement (Scheme), under which Piedmont Lithium Inc. (Piedmont US), a newly formed US corporation, will acquire Piedmont.

If the Scheme is implemented:

•
Piedmont shareholders will receive one Piedmont US CHESS depositary interest (CDI) for every Piedmont share held on the Scheme record date. Piedmont US's CDls will be listed on ASX and holders of Piedmont US CDls will be able to trade their Piedmont US COis on ASX after the implementation of the Scheme; and

•
Piedmont American Depositary Share (ADS) holders will receive one Piedmont US share for every Piedmont ADS held on the Scheme record date. Piedmont US's shares will be listed on Nasdaq and holders of Piedmont US shares will be able to trade their Piedmont US shares on Nasdaq after the implementation of the Scheme.

First Court Hearing

The Supreme Court of Western Australia (Court) has today made orders approving the despatch of the Scheme Booklet to Piedmont shareholders and has ordered the convening of a meeting of Piedmont shareholders to consider and, if thought fit, approve the Scheme.

Scheme Meeting

Notice is given that the shareholder meeting will be held in person at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia and electronically on April 7, 2021 at 10:00am (AWST) (Scheme Meeting).
Due to the potential health risks associated with large gatherings and the coronavirus (COVID-19) pandemic, the Company has made arrangements for Piedmont shareholders to participate in and vote at the Scheme Meeting electronically.

All Piedmont shareholders who cannot attend the Scheme Meeting are encouraged to vote either by joining the Scheme Meeting electronically, or by appointing a proxy, corporate representative or attorney to attend the Scheme Meeting or join the electronic Scheme Meeting on their behalf.

Despatch of Scheme Booklet

Piedmont will be despatching the Scheme Booklet (containing information about the Scheme) to shareholders electronically in accordance with the Court orders. No physical copies of the Scheme Booklet will be despatched to shareholders.

The Scheme Booklet will be registered with the Australian Securities and Investments Commission (ASIC) and announced to the market.
Following ASIC registration, the Scheme Booklet will be available for viewing and downloading on the Company's website at www.piedmontlithium.com and on Piedmont's platform on the ASX website at www.asx.com.au.

Piedmont shareholders who have elected to receive communications electronically will receive an email which contains instructions about how to view or download a copy of the Scheme Booklet, as well as instructions on how to lodge their proxies for the Scheme Meeting online.
Piedmont shareholders who have not elected to receive communications electronically will be sent a letter, together with the proxy form for the Scheme Meeting and if required, may request from the Company a physical copy of the Scheme Booklet by contacting the Company Secretary by telephone on (08) 9322 6322 (within Australia) or +61 8 9322 6322 (outside Australia).

Piedmont shareholders are also advised that the notice of meeting for the Scheme Meeting is contained in Annexure E of the Scheme Booklet, which contains further details of how to vote on the resolution being considered at the Scheme Meeting.

Independent Expert's conclusion

The Scheme Booklet includes an Independent Expert's Report from BDO Corporate Finance Pty Ltd which concludes that Scheme is in the best interests of Piedmont shareholders. BDO's conclusion should be read in its context with the full Independent Expert's Report and the Scheme Booklet.

Directors' recommendation

Piedmont's directors unanimously recommend that shareholders vote in favour  of the Scheme and intend to vote all the Piedmont shares held or controlled by them in favour of the Scheme, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Piedmont shareholders.

How to vote at the Scheme Meeting

Piedmont shareholders entitled to vote at the Scheme Meeting can vote:
•	by attending the Scheme Meeting electronically and voting using the instructions below; or
•	by attending the Scheme Meeting physically and voting in person; or
•
by appointing an attorney to attend the Scheme Meeting and vote on their behalf, or, in the case of corporate shareholders, a corporate representative to attend the Scheme Meeting and vote on its behalf; or

•	by appointing a proxy to attend the Scheme Meeting and vote on their behalf, using the proxy form accompanying the Scheme Booklet.

A personalised proxy form accompanies the Scheme Booklet. The proxy form contains details of how to appoint persons and how to sign and lodge the proxy form.

To be valid, proxy forms or electronic voting instructions must be received no later than 48 hours before the commencement of the Scheme Meeting.
Voting online

Piedmont shareholders and their proxies, attorneys or corporate representatives may attend the Scheme Meeting online by visiting http://web.lumiagm.com using meeting ID 303-030-820. This online platform will allow Piedmont shareholders to attend the Scheme Meeting in real time and allow them to vote and ask questions.
Shareholders will need the following information to participate in the Scheme Meeting:
•	the Meeting ID which is 303-030-820;
•	Username: which is your SRN/HIN; and
•
Password: your password is the postcode registered to your holding if you are an Australian shareholder. Overseas shareholders should refer to the Lumi Online Voting Guide available from www.computershare.com.au/virtualmeetingguide.

Attorneys and corporate representatives of Shareholders will need the username and password of the Shareholder they are representing.

Proxy holders will need to contact Computershare Investor Services on +61394154024 during the two hours before the start of the meeting to receive their unique username and password.
Further information regarding participating in the Scheme Meeting electronically, including browser requirements, is detailed in the Lumi Online Voting Guide available at www.computershare.com.au/virtualmeetingguide.
Registration will open one hour prior to the start of the Scheme Meeting. We recommend logging on to the online platform at least 15 minutes prior to the scheduled start time for the Scheme Meeting. If you require technical assistance, please call +61 3 9415 4024.

Voting by proxy

You can appoint a proxy by voting online or by completing the proxy form and returning it to Piedmont by one of the following methods:
•	Online at:
www.investorvote.com.au and following the instructions provided.

•	Mail, using reply-paid envelope (only for use in Australia), to: Computershare Investor Services Pty Ltd
GPO Box 1282
Melbourne VIC 3000 Australia
•	Mobile voting:
Scan the QR Code on your Proxy form and follow the prompts.

•	Custodian voting:
For Intermediary Online subscribers only (custodians) please visiting www.intermediaryonline.com to submit your voting intentions.

•	Fax to:
In Australia: 1800 783 447
From outside of Australia: +61 3 9473 2555

To be valid, proxy forms must be received no later than 48 hours before the commencement of the Scheme Meeting.

Further information

Piedmont encourages Piedmont shareholders to read the Scheme Booklet in its entirety before deciding whether or not to vote in favour of the Scheme at the Scheme Meeting.
If you require further information or have questions, please contact the please contact the Piedmont Scheme Information Line on 1300 218182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT).

This announcement has been authorized for release by the Company's Chief Executive Officer. For further information, contact:
Keith Phillips	Brian Risinger
President & CEO	VP - Investor Relations and Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont's expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont,  which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.